

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2020

Trevor L. Baldwin
Chief Executive Officer
BRP Group, Inc.
4211 W. Boy Scout Blvd.
Tampa, Florida 33607

> **Re: BRP Group, Inc.**
> **Information Statement on Form PRE14C**
> **Filed September 8, 2020**

Dear Mr. Baldwin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance